FOR IMMEDIATE RELEASE Contact Paula Murray Phone: 954-796-8798 paula.murray@qsound.com

QSound Labs Reports First Quarter Results for 2007

Calgary, Alberta – May 10, 2007 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software products, today reported its first quarter financial results for 2007. Revenues for the three months ended March 31, 2007 were $606,000 as compared to $674,000 for the same period in FY2006. The net loss for the quarter, computed in accordance with US generally accepted accounting principles, was $(381,000) or $(0.04) per share as compared to a net loss of $(180,000) or $(0.02) per share for the same period in FY2006. Included in operating expenses for the quarter is $109,000 (2006 -$72,000) of stock based compensation and debt discount accretion expense.

Royalty revenue for the quarter increased 79% to $258,359 from $144,596 in 2006. Licensing and non-recurring engineering fee revenue decreased by 38% to $278,000 from $448,000 in 2006. In the first quarter of 2006, license fee revenue was higher due to a one time license fee earned from a major video game company for voice chat technology. The Company reported a working capital surplus of $2,278,000 as at March 31, 2007 of which cash comprised $1,824,000.

“During the quarter, several of our licensees launched new products incorporating our microQ technology and this has led to the growth in royalty revenues,” stated David Gallagher, President of QSound Labs. “In particular, LG launched the Black Label series of mobile phones with Orange and O2 in the UK and Panasonic launched the 706P with SoftBank in Japan. The LG models were also launched in continental Europe subsequent to the first quarter ending. The response in the UK to the launch of these models, specifically the Prada and the Shine, has been good and bodes well for the roll out to the rest of the world during 2007. ”

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“Other significant developments during the first quarter were:

the completion of the first phase of our joint co-operation with ARM, namely, the engineering activities to optimize the microQ product line. These optimized software libraries are now available for evaluation to potential customers and the joint marketing of these products has commenced.

the announcement of the availability of QSound’s audio enhancement technology on CSR’s bluetooth platforms. Bluetooth wireless technology has become more commonplace in mobile devices and the latest trend towards stereo bluetooth provides a new market opportunity for the Company to exploit.

the commencement of joint marketing activities with ST Microelectronics. The recently announced availability of QSound technology on ST’s new Sound Terminal product line also provides the Company with new market opportunities.

Broadcom and the Company revised their license agreement from a royalty based payment to a fixed annual license fee, guaranteed for a minimum of three years, for mobile components.

For the remainder of the year, management expects recurring royalty revenue to show quarterly increases based on our existing relationships.”

On May 9, 2007, the Company received a letter from the NASDAQ Stock Market notifying the Company that it no longer complies with the majority independent director and committee requirements as set forth in NASDAQ Marketplace Rule 4350 (“Rule 4350”), as a result of the resignation of Stan MacDougall from the Board of Directors of the Company. Stan MacDougall resigned from the Board of Directors on May 4, 2007 to pursue other interests in the private sector. The Company fully intends to regain compliance with Rule 4350 within the allotted cure period, which is the earlier of the Company’s next annual shareholders’ meeting or May 3, 2008.

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of quarterly increases in revenues and new market opportunities for the Company. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with successful distribution of QSound-enabled products by licensees, loss of relationships with companies that do business with QSound, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated
Balance Sheets
As at March 31, 2007 and December 31, 2006 (unaudited)
(Expressed in United States dollars under United States GAAP)

	March 31, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$1,824,038	$2,316,476
Accounts receivable (net)	851,012	316,298
Note receivable	–	6,000
Inventory	18,602	19,422
Deposits and prepaid expenses	99,627	60,933
	2,793,279	2,719,129
Note receivable	26,342	55,325
Property and equipment	329,599	348,280
Deferred development costs	238,590	253,147
Intangible assets	88,363	98,351
	$3,476,173	$3,474,232
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$296,281	$268,439
Deferred revenue	218,892	45,572
	515,173	314,011
Convertible notes	93,164	84,949
Shareholders' equity
Share capital	47,520,568	47,411,000
Warrants	1,027,114	1,027,114
Contributed surplus	2,917,979	2,854,038
Deficit	(48,597,825)	(48,216,880)
	2,867,836	3,075,272
	$3,476,173	$3,474,232

Consolidated
Statements of Operations, Comprehensive Income and Deficit
For the periods ended March 31, 2007 and 2006 (unaudited)
(Expressed in United States dollars under United States GAAP)

	2007	2006
REVENUE
Royalties, licenses and engineering fees	$536,209	$592,717
Product sales	70,151	81,053
	606,360	673,770
Cost of product sales	26,715	8,074
	579,645	665,696
EXPENSES:
Marketing	398,757	201,565
Operations	33,226	35,877
Product engineering	180,588	215,632
Administration	280,705	222,970
Foreign exchange loss	821	8,687
Amortization	49,757	163,288
	943,854	848,019
Loss before other items	(364,209)	(182,323)
OTHER ITEMS
Interest income	23,088	7,662
Interest on convertible notes	(20,342)	(425)
Accretion expense	(8,215)	(249)
	(5,469)	6,988
Loss before taxes	(369,678)	(175,335)
Foreign withholding tax	(11,267)	(4,335)
Net loss and comprehensive loss for the period	(380,945)	(179,670)
Deficit, beginning of period	(48,216,880)	(46,535,205)
Deficit, end of period	$(48,597,825)	$(46,714,875)
Loss per common share (basic and diluted)	$(0.04)	$(0.02)

Consolidated
Statements of Cash Flows
For the periods ended March 31, 2007 and 2006 (unaudited)
(Expressed in United States dollars under United States GAAP)

	2007	2006
Cash provided by (used in)
OPERATIONS
Loss for the period	$(380,945)	$(179,670)
Items not requiring (providing) cash:
Amortization	49,757	163,288
Stock based compensation	101,209	71,981
Accretion expense	8,215	249
Other	(1,018)	(1,578)
Changes in working capital balances	(371,426)	(653,632)
	(594,208)	(599,362)
FINANCING
Issuance of common shares, net	72,300	646,415
Proceeds on issuance of convertible notes	–	1,000,000
	72,300	1,646,415
INVESTMENTS
Note receivable	36,000	–
Purchase of property and equipment	(6,530)	(9,422)
Deferred development costs	–	(23,080)
Purchase of intangible assets	–	(13,625)
	29,470	(46,127)
(Decrease) increase in cash	(492,438)	1,000,926
Cash and cash equivalents beginning of period	2,316,476	1,222,729
Cash and cash equivalents end of period	$1,824,038	$2,223,655